Exhibit 99.2

Nomad Foods Limited

Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2016

Nomad Foods Limited—Board of Directors

Martin E. Franklin	(Co-Chairman)
Noam Gottesman	(Co-Chairman)
Stéfan Descheemaeker	(Chief Executive Officer)
Paul Kenyon	(Chief Financial Officer)
James E. Lillie	(Non-Executive Director)
Lord Myners of Truro CBE	(Non-Executive Director and Lead Independent Director)
Brian Welch	(Non-Executive Director)
Jeremy Isaacs CBE	(Non-Executive Director, appointed on February 16, 2016)
Victoria Parry	(Non-Executive Director, appointed on February 16, 2016)
Ian Ashken	(Non-Executive Director, appointed on June 16, 2016)

Alun Cathcart	(Non-Executive Director, resigned on February 16, 2016)
John Coyle	(Non-Executive Director, resigned on June 16, 2016)
Elio Leoni Sceti	(Non-Executive Director, resigned on February 16, 2016)

Nomad Foods Limited—Interim management report

General information

Nomad Foods Limited (the “Company” or “Nomad Foods”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad Foods’ registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands.

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus.

Results for the nine months ended September 30, 2016

The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements. Financial results for the nine months ended September 30, 2015 only includes four months of trading as Nomad Foods acquired Iglo Foods Holdings Limited and its subsidiaries (the “Iglo Group”) on June 1, 2015.

Liquidity review

	For the nine months ended September 30,
	2016 €m	2015 €m
Net cash from/(used in) operating activities	184.0	(9.5)
Net cash used in investing activities	(26.2)	(839.2)
Net cash (used in)/from financing activities	(48.8)	778.8

Net increase/(decrease) in cash and cash equivalents	109.0	(69.9)
Cash and cash equivalents net of overdrafts at end of period	268.8	381.5

Cash and cash equivalents net of overdrafts has increased following cash generation during the nine months ended September 30, 2016. Cash from operating activities has increased primarily due to the Iglo and Findus acquisitions occurring after May 2015. Cash used in investing activities has decreased due to the acquisitions of Iglo and portfolio investments in 2015. There were no acquisitions in 2016. Cash used in financing activities during 2016 primarily relates to the payment of external debt interest while cash generated from financing activities in 2015 related to the issuance of ordinary shares which was partially offset by the repayment of loan principal and payment of interest.

There were no changes to external debt arrangements during the period.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2016	Note	September 30, 2016 €m	December 31, 2015 €m
Non-current assets
Goodwill	9	1,745.6	1,676.8
Intangibles		1,725.4	1,729.6
Property, plant and equipment		292.9	318.2
Other receivables		0.3	—
Deferred tax assets		60.2	60.6

Total non-current assets		3,824.4	3,785.2

Current assets
Cash and cash equivalents		271.0	618.7
Inventories		329.4	319.6
Trade and other receivables		120.4	118.7
Indemnification assets	10	85.2	77.8
Capitalized borrowing costs		5.0	5.0
Derivative financial instruments	11	5.6	4.7

Total current assets		816.6	1,144.5

Total assets		4,641.0	4,929.7

Current liabilities
Bank overdrafts		2.2	432.6
Derivative financial instruments	11	1.6	1.4
Current tax payable		128.0	97.7
Trade and other payables		410.0	422.3
Provisions	12	120.4	86.7

Total current liabilities		662.2	1,040.7

Non-current liabilities
Loans and borrowings	11	1,447.6	1,491.1
Employee benefits	13	212.7	168.9
Trade and other payables		1.1	1.6
Provisions	12	78.2	—
Deferred tax liabilities		344.8	339.3

Total non-current liabilities		2,084.4	2,000.9

Total liabilities		2,746.6	3,041.6

Net assets		1,894.4	1,888.1

Equity attributable to equity holders
Share capital		—	—
Capital reserve	15	1,800.7	1,762.4
Share based compensation reserve	14	0.6	0.1
Founder Preferred Shares Dividend reserve	16	493.4	531.5
Translation reserve		80.7	84.5
Cash flow hedging reserve		3.2	1.1
Accumulated deficit		(484.2)	(491.5)

Total equity		1,894.4	1,888.1

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or (Loss)

For the three and nine months ended September 30, 2016 and September 30, 2015

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2016 €m	2015 €m	2016 €m	2015 €m
Revenue		439.5	315.5	1,442.5	418.3
Cost of sales		(311.5)	(215.1)	(1,007.4)	(311.0)

Gross profit		128.0	100.4	435.1	107.3

Other operating expenses		(56.1)	(47.1)	(210.9)	(66.5)
Charge related to Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	16	—	—	—	(492.2)
Exceptional items	5	(34.1)	(16.9)	(112.3)	(38.4)

Operating profit/(loss)		37.8	36.4	111.9	(489.8)

Finance income	6	5.6	0.6	24.8	1.5
Finance costs	6	(21.9)	(26.1)	(64.7)	(41.1)

Net financing costs		(16.3)	(25.5)	(39.9)	(39.6)

Profit/(loss) before tax		21.5	10.9	72.0	(529.4)

Taxation	7	(17.9)	(4.6)	(33.5)	(5.3)

Profit/(loss) for the period attributable to Parent Company		3.6	6.3	38.5	(534.7)

Earnings per share
Basic and diluted earnings/(loss) per share	8	€0.02	€0.04	€0.21	(€5.17)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)

For the three and nine months ended September 30, 2016 and September 30, 2015

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2016 €m	2015 €m	2016 €m	2015 €m
Profit/(loss) for the period		3.6	6.3	38.5	(534.7)

Other comprehensive income
Actuarial gains/(losses) on defined benefit pension plans	13	1.0	—	(44.7)	17.4
Taxation credit/(charge) on measurement of defined benefit pension plans		0.3	—	13.7	(5.3)

Items not reclassified to the Statement of Profit or Loss		1.3	—	(31.0)	12.1
Foreign currency gain		—	—	—	43.0

Loss on translation due to change of presentational currency		—	(1.7)	—	(1.7)
Loss on investment in foreign subsidiary, net of hedge		—	(14.0)	(3.8)	(10.6)
Effective portion of changes in fair value of cash flow hedges		1.0	1.1	2.1	(2.6)
Taxation (charge)/credit relating to components of other comprehensive income		(0.3)	0.6	(0.2)	2.5

Items that may be subsequently reclassified to the Statement of Profit or Loss		0.7	(14.0)	(1.9)	30.6

Other comprehensive income/(loss) for the period, net of tax		2.0	(14.0)	(32.9)	42.7

Total comprehensive income/(loss) for the period attributable to owners of the Parent Company		5.6	(7.7)	5.6	(492.0)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended September 30, 2016

	Notes	Share capital €m	Capital reserve €m	Share based compensation reserve €m	Founder preferred shares dividend reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total €m
Balance as of January 1, 2016		—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1

Profit for the period		—	—	—	—	—	—	38.5	38.5
Other comprehensive (loss)/income for the period		—	—	—	—	(3.8)	2.1	(31.2)	(32.9)

Total comprehensive (loss)/income for the period		—	—	—	—	(3.8)	2.1	7.3	5.6

Founder Preferred Shares Annual Dividend Amount	16	—	38.1	—	(38.1)	—	—	—	—
Issue of ordinary shares		—	0.2	—	—	—	—	—	0.2
Vesting of Non-Executive Restricted Stock award	14	—	—	(0.3)	—	—	—	—	(0.3)
Share based payment charge	14	—	—	0.8	—	—	—	—	0.8

Total transactions with owners, recognized directly in equity		—	38.3	0.5	(38.1)	—	—	—	0.7

Balance as of September 30, 2016		—	1,800.7	0.6	493. 4	80.7	3.2	(484.2)	1,894.4

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)

For the nine months ended September 30, 2015

	Share capital €m	Capital reserve €m	Share based compensation reserve €m	Founder preferred shares dividend reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total €m
Balance as of January 1, 2015	—	353.5	—	—	45.9	—	(23.1)	376.3
Loss for the period	—	—	—	—	—	—	(534.7)	(534.7)
Other comprehensive income/(loss) for the period	—	—	—	—	30.7	(0.1)	12.1	42.7

Total comprehensive income/(loss) for the period	—	—	—	—	30.7	(0.1)	(522.6)	(492.0)

Issuance of Ordinary Shares	—	1,297.9	—	—	—	—	—	1,297.9
Founder Preferred Shares Annual Dividend Amount	—	—	—	531.5	—	—	—	531.5
Merger reserve	—	0.9	—	—	—	—	—	0.9

Total transactions with owners, recognized directly in equity	—	1,298.8	—	531.5	—	—	—	1,830.3

Balance as of September 30, 2015	—	1,652.3	—	531.5	76.6	(0.1)	(545.7)	1,714.6

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2016 and September 30, 2015

All amounts in € millions		For the nine months ended September 30,
	Note	2016	2015
Cash flows from operating activities
Profit/(loss) for the period		38.5	(534.7)
Adjustments for:
Exceptional items	5	112.3	38.4
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount and Warranty Redemption Amount	16	—	492.2
Non-cash fair value purchase price adjustment of inventory		—	26.0
Share based payments expense	14	0.8	—
Depreciation and amortization charge	4	37.8	10.9
Loss on disposal of property, plant and equipment		0.4	—
Finance costs	6	64.7	41.1
Finance income	6	(24.8)	(1.5)
Taxation	7	33.5	5.3

Operating cash flow before changes in working capital, provisions and net of acquisitions		263.2	77.7
Increase in inventories		(25.0)	(53.7)
(Increase)/decrease in trade and other receivables		(9.9)	32.4
Increase in trade and other payables		6.6	12.4
Decrease in employee benefits and other provisions		(2.5)	(0.6)

Cash generated from operations before tax and exceptional items		232.4	68.2
Cash flows relating to exceptional items	5	(40.7)	(73.4)
Tax paid		(7.7)	(4.3)

Net cash generated from/(used in) operating activities		184.0	(9.5)

Cash flows from investing activities
Purchase of Iglo, net of cash acquired		—	(689.0)
Contingent consideration for purchase of Frudesa brand		(8.0)	—
Purchase of property, plant and equipment		(17.7)	(7.7)
Purchase of intangibles		(0.5)	(0.2)
Purchase of portfolio investments		—	(320.6)
Redemption of portfolio investments		—	178.3

Net cash used in investing activities		(26.2)	(839.2)

Cash flows from financing activities
Proceeds from issuance of Ordinary Shares		—	1,297.9
Repayment of loan principal		—	(490.0)
Net payment of finance leases		(0.6)	—
Loss on settlement of derivatives		(3.4)	—
Payment of financing fees		—	(5.4)
Interest paid		(53.2)	(24.4)
Interest received		8.4	0.7

Net cash (used in)/generated from financing activities		(48.8)	778.8

Net increase/(decrease) in cash and cash equivalents		109.0	(69.9)

Cash and cash equivalents at beginning of period		186.1	402.2
Effect of exchange rate fluctuations		(26.3)	49.2

Cash and cash equivalents at end of period		268.8	381.5

Cash and cash equivalents comprise cash at bank of €271.0 million less bank overdrafts of €2.2 million (September 30, 2015: cash at bank of €842.6 million less bank overdrafts of €461.1 million).

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.	General information

Nomad Foods Limited (“the Company” or “Nomad Foods”) is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and nine months ended September 30, 2016 comprise the Company and its subsidiaries (together referred to as the “Nomad Group”).

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo and Findus.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad Group’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the nine months period ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).

These unaudited condensed consolidated interim financial statements were authorised for issue by the Company’s Board of Directors on November 28, 2016.

There are no new accounting standards which have a material impact on this financial information. The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the nine months period ended December 31, 2015 except taxes on income which are accrued using the estimated underlying tax rate that is expected to apply for the period as adjusted for the tax impact of exceptional items arising in the interim periods.

The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the consolidated interim financial statements.

3.	Accounting estimates and judgments

The preparation of financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim periods ended September 30, 2016, which were the same as those that applied to the consolidated financial statements as at and for the nine months period ended December 31, 2015, were as follows:

3.1	Founder Preferred Shares

Nomad Foods issued Founder Preferred Shares to both TOMS Acquisition I, LLC and Mariposa Acquisition II, LLC (collectively the “Founder Entities”) in connection with its initial public offering in April 2014. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Dividend Amount”). The instrument and its component parts were analysed under IFRS 2. Prior to June 1, 2015, Nomad Foods classified the Founder Preferred Shares Annual Dividend Amount as a liability at fair value, calculated using a Monte Carlo simulation and any difference in fair value was recorded as an expense.

Upon completion of the acquisition of the Iglo Group on June 1, 2015, the Company intended that the Founder Preferred Shares Annual Dividend Amount would be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount as of June 1, 2015 of €531.5 million (the “Founder Preferred Shares Dividend reserve”) was classified as equity and no further revaluations will be required or recorded.

Should a Founder Preferred Share Annual Dividend Amount become due and payable, the market value of any dividend paid will be deducted from the Founder Preferred Shares Dividend reserve, with any excess deducted from the accumulated profit/(deficit) reserve within Equity.

3.2	Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions.

3.3	Fair value of derivative financial instruments

Note 11 includes details of the fair value of the derivative instruments that the Company holds at the end of each financial period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.

3.4	Employee benefit obligation

A significant number of estimates are required to calculate the present value of the retirement benefit obligation at the period end. Note 13 contains details of material changes to assumptions since December 31, 2015. The calculations are performed by qualified actuaries.

3.5	Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. A value in use calculation is carried out on an annual basis unless the Company identifies triggers that would indicate that the carrying value of these assets is impaired.

3.6	Discounts and trade marketing expense

Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each quarter end date, any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as “trade terms”.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs will depend upon retailer performance and is the subject of significant management estimates. The Company records as an expense, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.

3.7	Income tax

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals.

Income tax expense is recognised in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes.

3.8	Share based payments

The Nomad Foods 2015 Long Term Incentive Plan (the “LTIP”), which incorporates an annual Non-Executive Directors Restricted Stock Scheme, falls within the provisions of IFRS 2 “Share Based Payments” and awards under the LTIP represent equity settled share based payments. A charge is taken to the Consolidated Statement of Profit or Loss for the difference between the fair value of the shares at grant date and the amount subscribed, spread over the vesting period.

Share based payment arrangements in which the Nomad Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share based payment transactions, regardless of how the equity instruments are obtained by the Nomad Group.

The grant date fair value of share-based payment awards granted to any Director or employee is recognised as an associated expense, with a corresponding increase in equity, over the period that any Director or employee becomes unconditionally entitled to the awards.

The fair value of the awards granted is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

See Note 14 for further information on the Company’s share based payment arrangements and details of the valuation model used.

3.9	Onerous contracts provisions

Where the costs of fulfilling a contract exceed the economic benefits that the Company expects to receive from it, an onerous contract provision is recognized for the net unavoidable costs. In estimating the net unavoidable costs, management estimate foreseeable income that may be received and offset this against the minimum future cash outflows from fulfilling the contract. All cash flows are discounted at an appropriate discount rate.

Estimating future income is highly judgmental and is based on management’s best estimate.

4.	Segment reporting

Following the acquisitions of the Iglo Group and Findus Group by Nomad Foods, the Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen Foods” and is reflected in the segment presentation below for the periods presented.

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2016 €m	2015 €m	2016 €m	2015 €m
Profit/(loss) before tax		21.5	10.9	72.0	(529.4)

Net financing costs	6	16.3	25.5	39.9	39.6

Operating profit/(loss)		37.8	36.4	111.9	(489.8)

Other corporate expenses		—	2.4	—	12.8
Charge related to Founder Preferred Shares Annual Dividend Amount	16	—	—	—	492.6
Charge relating to warrant redemption		—	—	—	(0.4)
Non-cash fair value purchase price adjustment of inventory		—	—	—	26.0
Exceptional items	5	34.1	16.9	112.3	38.4
Depreciation and Amortization		13.0	8.2	37.8	10.9
Share based payment charge	14	0.2	—	0.8	—

Adjusted EBITDA		85.1	63.9	262.8	90.5

No information on segment assets or liabilities is presented to the CODM. The Company’s performance is to a limited extent affected by seasonality; the Directors believe the impact of seasonal fluctuations is not significant and as such have not presented 12 months financial information for the period ended September 30, 2016.

Geographical information

External revenue by geography	For the three months ended September 30,		For the nine months ended September 30,
	2016 €m	2015 €m	2016 €m	2015 €m
United Kingdom	100.9	124.1	341.7	164.3
Italy	72.9	75.5	251.7	102.1
Germany	59.6	58.4	194.1	75.7
France	37.5	6.3	124.7	7.7
Sweden	53.3	—	166.5	—
Norway	31.7	—	91.0	—
Rest of Europe	83.6	51.2	272.8	68.5

Total external revenue by geography	439.5	315.5	1,442.5	418.3

5.	Exceptional items

	For the three months ended September 30,		For the nine months ended September 30,
	2016 €m	2015 €m	2016 €m	2015 €m
Costs related to transactions	(1.3)	(8.5)	(3.0)	(30.0)
Investigation of strategic opportunities	(1.8)	(2.7)	(7.2)	(2.7)
Integration costs	(12.5)	—	(25.0)	—
Supply chain reconfiguration	(35.2)	—	(74.9)	—
Costs related to previous owners’ long-term management incentive plans	—	(1.5)	(1.9)	(1.5)
Remeasurement of indemnification assets	17.6	—	—	—
Cisterna fire costs	(0.1)	(3.6)	(0.4)	(3.6)
Other restructuring costs	(0.8)	(0.6)	0.1	(0.6)

Total exceptional items	(34.1)	(16.9)	(112.3)	(38.4)

For the three and nine months ended September 30, 2016, costs related to transactions primarily relates to one-off compliance costs incurred as a result of listing on the New York Stock Exchange. For the three and nine months ended September 30, 2015, costs related to transactions primarily relates to the acquisition of the Iglo Group.

Investigation of strategic opportunities and other costs primarily relates to costs associated with the implementation of the Nomad Foods strategic vision across the Company and other tax costs.

Integration costs relates to costs associated with the integration of the Findus Group into the Company.

Supply chain reconfiguration relates to large scale restructuring projects undertaken by the Company to optimize the supply chain. For the three and nine months ended September 30, 2016, this primarily relates to the closure of the Bjuv manufacturing facility. Furthermore, a charge of €30.3 million has been recognized in the nine months ended September 30, 2016 for an onerous contract that relates to the renegotiation of the Company’s agreements with a third party for the use of a warehouse facility. Further details can be found in note 12.

Remeasurement of the indemnification assets relates to the movement in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group as discussed in Note 10.

Cisterna fire costs relates to incremental operational costs resulting from a fire in August 2014. Insurance claims related to these costs are outstanding and are expected to be settled by the end of 2016.

The tax charge impact of the exceptional items for the three months ended September 30, 2016 amounts to (€6.4) million (2015: €4.9 million charge) and for the nine months ended September 30, 2016 amounts to a tax charge of €8.5 million (2015: €5.1 million charge).

Included in the Condensed Consolidated Interim Statements of Cash Flows for the nine months ended September 30, 2016 is €40.7m (2015: €73.4 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

6.	Finance income and costs

	For the three months ended September 30,		For the nine months ended September 30,
	2016 €m	2015 €m	2016 €m	2015 €m
Finance income
Interest income	1.7	0.6	6.3	1.5
Net foreign exchange arising on retranslation of financial assets and liabilities	3.9	—	18.5	—

Total finance income	5.6	0.6	24.8	1.5

Interest expense	(19.0)	(21.3)	(52.9)	(27.8)
Loss on derivatives	(1.2)	—	(3.4)	—
Net foreign exchange arising on retranslation of financial assets and liabilities	—	(5.5)	—	(13.4)
Net pension interest costs	(1.4)	(0.5)	(3.0)	(0.9)
Amortisation of borrowing costs	(1.2)	1.2	(3.7)	1.0
Other finance costs	0.9	—	(1.7)	—

Total finance costs	(21.9)	(26.1)	(64.7)	(41.1)

Net finance costs	(16.3)	(25.5)	(39.9)	(39.6)

7.	Taxation

Income tax expense of €17.9 million for the three months period to September 30, 2016 (three months period to September 30, 2015: €4.6 million) and €33.5 million for the nine months period to September 30, 2016 (nine months period to September 30, 2015: €5.3 million) are accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. It also reflects the tax impact of exceptional items accounted for in the periods.

The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgement. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.

Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.

The Company became UK tax resident on January 12, 2016.

8.	Earnings per share

	For the three months ended September 30,		For the nine months ended September 30,
	2016 €m	2015 €m	2016 €m	2015 €m
Basic earnings per share
Profit/(loss) attributable to shareholders	3.6	6.3	38.5	(534.7)

Weighted average Ordinary Shares and Founder Preferred Shares (basic)	183,584,907	168,837,751	183,426,028	103,369,294

Basic earnings/(loss) per share	€0.02	€0.04	€0.21	(€5.17)

For the three months ended September 30, 2016, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €3.6 million (2015: €6.3 million profit) by the weighted average number of ordinary shares of 182,084,907 (2015: 167,337,751) and Founder Preferred Shares of 1,500,000 (2015: 1,500,000).

For the nine months ended September 30, 2016, basic earnings/(loss) per share is calculated by dividing the profit attributable to the shareholders of the Company of €38.5 million (2015: €534.7 million loss) by the weighted average number of ordinary shares of 181,926,028 (2015: 101,869,294) and Founder Preferred Shares of 1,500,000 (2015: 1,500,000).

	For the three months ended September 30,		For the nine months ended September 30,
	2016 €m	2015 €m	2016 €m	2015 €m
Diluted earnings per share
Profit/(loss) attributable to shareholders	3.6	6.3	38.5	(534.7)

Weighted average Ordinary Shares and Founder Preferred Shares (diluted)	183,601,319	168,837,751	183,434,541	103,369,294

Diluted earnings/(loss) per share	€0.02	€0.04	€0.21	(€5.17)

There were no potential share issuances that had a dilutive impact for the three and nine months period ended September 30, 2015.

For the three months and nine months period ended September 30, 2016, the number of shares in the diluted earnings per share calculation has been adjusted by 44,544 shares for the dilutive impact of the 2016 Non-Executive Restricted Stock Awards that the Company are obligated to issue in 2017. Refer to Note 14 for further details. There is no adjustment to the profit/(loss) attributable to shareholders.

9.	Acquisitions

9.1	Iglo Acquisition

On June 1, 2015 the Company completed its acquisition of the Iglo Group for consideration of €1,420.8 million.

Identifiable assets acquired and liabilities assumed

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition (June 1, 2015) as included in the December 31, 2015 consolidated financial statements and the purchase price adjustments recorded in the five months period to May 31, 2016. The purchase price adjustments were finalised on May 31, 2016, twelve months following the acquisition.

	January 1, 2016 €m	Adjustments €m	September 30, 2016 €m
Total identifiable net assets acquired	18.6	(11.1)	7.5

Consideration transferred	1,420.8	—	1,420.8
Indemnification assets	(10.2)	—	(10.2)

Net consideration transferred	1,410.6	—	1,410.6

Fair value of identifiable net assets	(18.6)	11.1	(7.5)

Goodwill	1,392.0	11.1	1,403.1

9.2	Findus Acquisition

On November 2, 2015, the Company completed its acquisition of Findus Sverige AB and its subsidiaries (the “Findus Group”) for consideration of approximately £500 million (€673.7 million), consisting of £415 million in cash and 8,378,380 ordinary shares of Nomad Foods.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition (November 2, 2015) as included in the December 31, 2015 annual consolidated financial statements and the purchase price adjustments recorded in the nine months period to September 30, 2016. The purchase price adjustments were finalised on November 2, 2016 and were ratified as of the date of approving these condensed consolidated interim financial statements.

	January 1, 2016 €m	Adjustments €m	September 30, 2016 €m
Total identifiable net assets acquired	320.5	—	320.5

		—
Consideration transferred	672.9	0.8	673.7
Indemnification assets	(67.6)	(6.2)	(73.8)

Net consideration transferred	605.3	(5.4)	599.9

Fair value of identifiable net assets	(320.5)	63.1	(257.4)

Goodwill	284.8	57.7	342.5

During the period the Company renegotiated its agreements with a third party for the use of a warehouse facility which is being leased by the Company until June 2040. As a consequence, the future rental income that the Company can expect to receive from subleasing the facility has declined significantly. The renegotiation arose based on operational issues that were in existence as at the acquisition date and so this has triggered a full review of the accounting for this operating lease on acquisition. Prior to these financial statements, this lease had not been included in acquisition accounting reviews.

The review has identified two adjustments to the fair value of net assets acquired. Firstly, an independent valuation of the lease identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. Secondly, the events that have occurred since the acquisition that pertain to conditions prevalent at the date of acquisition have reduced management’s expectations for future rental income and so the contract has been deemed to be onerous. Management attribute these events to operational issues that existed at the acquisition date that were unavoidable. As a result, an additional liability of €47.3 million has been recognized within the net assets acquired.

10.	Indemnification assets

	Related to Iglo Acquisition €m	Related to Findus Acquisition €m	Total €m
At January 1, 2016	10.2	67.6	77.8
Reclassified from other debtors	1.2	—	1.2
Acquisition accounting adjustment	—	6.2	6.2

At September 30, 2016	11.4	73.8	85.2

As part of the acquisition accounting for the Findus and Iglo Groups in 2015, the Company inherited several contingent liabilities for which the seller has provided an indemnity. To the extent that the liability has been recognized in the balance sheet, an indemnification asset has also been recognized. In total €73.8 million of liabilities relating to the acquisition of Findus Group and €11.4 million of liabilities (net of corporate tax relief) relating to the acquisition of Iglo Group are provided for as at September 30, 2016.

The indemnification asset recognized relating to the acquisition of the Findus Group is secured by shares held in escrow, so that the value of the assets are restricted to the value of these shares as at the balance sheet date. As at September 30, 2016, 6,964,417 shares were held in escrow for use against the associated liabilities and were valued at $11.82 (€10.59) each.

The number of shares in escrow are ring-fenced to indemnify the Company against certain future contingent liabilities. The Company remeasures the indemnification asset based on the 6,964,417 shares held in escrow and the period end share price. For the nine months period ended September 30, 2016 there has been no credit/(charge) in the Statement of Profit and Loss. For the three months period ended September 30, 2016 there has been a credit in the Statement of Profit and Loss of €17.6 million to reverse the impairment recognised in the six months period to June 30, 2016.

11.	Financial instruments

The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

September 30, 2016	Cash and cash equivalents €m	Loans and receivables €m	Derivatives €m	Financial liabilities at amortized cost €m	Total €m
Assets
Measured at fair value
Derivative financial instruments	—	—	5.6	—	5.6
Not measured at fair value
Trade receivables	—	102.2	—	—	102.2
Cash and cash equivalents	271.0	—	—	—	271.0
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(1.6)	—	(1.6)
Not measured at fair value
Bank overdraft	—	—	—	(2.2)	(2.2)
Trade payables	—	—	—	(323.0)	(323.0)
Loans and borrowings	—	—	—	(1,447.6)	(1,447.6)

Total	271.0	102.2	4.0	(1,772.8)	(1,395.6)

Trade receivables disclosed in the table above excludes prepayments and accrued income (€2.8 million), other receivables (€15.3 million) and financial receivables (€0.1 million) that are not financial assets.

Trade payables disclosed in the table above excludes accruals and deferred income (€78.0 million), social security and other taxes (€7.4 million), finance lease obligations (€1.1 million) and financial payables (€1.6 million) that are not financial liabilities.

	Cash and cash equivalents €m	Loans and receivables €m	Derivatives €m	Financial liabilities at amortized cost €m	Total €m
December 31, 2015
Measured at fair value
Derivative financial instruments	—	—	4.7	—	4.7
Not measured at fair value
Trade receivables	—	70.1	—	—	70.1
Cash and cash equivalents	618.7	—	—	—	618.7
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(1.4)	—	(1.4)
Not measured at fair value
Bank overdraft	—	—	—	(432.6)	(432.6)
Trade payables	—	—	—	(252.6)	(252.6)
Loans and borrowings	—	—	—	(1,491.1)	(1,491.1)

Total	618.7	70.1	3.3	(2,176.3)	(1,484.2)

Trade receivables disclosed in the table above excludes prepayments and accrued income (€8.2 million) and other receivables (€40.4 million) that are not financial assets.

Trade payables disclosed in the table above excludes accruals and deferred income (€134.2 million), social security and other taxes (€26.5 million), other payables (€4.6 million), finance lease obligations (€2.3 million) and financial payables (€3.7 million) that are not financial liabilities.

The Company has not disclosed the fair value of trade receivables, trade payables, cash and cash equivalents and the bank overdraft because their carrying amounts are a reasonable approximation of fair value.

Derivative financial instruments

The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.

Derivative financial instruments are expected to be settled within 12 months.

Interest bearing loans and borrowings

The fair value of senior loans and senior secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 2 instruments.

	Fair value		Carrying value
	September 30, 2016 €m	December 31, 2015 €m	September 30, 2016 €m	December 31, 2015 €m
Senior loans	965.7	1,004.4	961.2	1,008.4
Less deferred borrowing costs	—	—	(10.7)	(12.6)

Net balance	965.7	1,004.4	950.5	995.8

2020 floating rate senior secured notes	501.1	501.9	500.0	500.0
Less deferred borrowing costs	—	—	(2.9)	(4.7)

Net balance	501.1	501.9	497.1	495.3

	1,466.8	1,506.3	1,447.6	1,491.1

12.	Provisions

	Restructuring €m	Onerous/ unfavorable contracts €m	Provisions related to other taxes €m	Contingent consideration €m	Other €m	Total €m
Balance at January 1, 2016	21.0	—	31.8	17.4	16.5	86.7
Additional provision in the period	48.4	34.7	—	—	1.0	84.1
Release of provision	(3.9)	—	(0.3)	—	(0.9)	(5.1)
Adjustment to provisions from acquisitions	—	47.3	2.5	—	2.4	52.2
Utilization of provision	(8.1)	(0.8)	(0.3)	(8.0)	(2.8)	(20.0)
Unwinding of discounting	—	0.6	—	0.4	—	1.0
Foreign exchange	—	—	—	—	(0.3)	(0.3)

Balance at September 30, 2016	57.4	81.8	33.7	9.8	15.9	198.6

Analysis of total provisions:
Current						120.4
Non-current						78.2

Total						198.6

Restructuring

The €57.4 million provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 18 months. A provision of €44.6 million has been recognized as a result of management’s decision to close the facility in Bjuv for severance and other restructuring costs. The amounts have been provided based on information available on the likely expenditure required to complete the committed plans.

Onerous/unfavorable contracts

Of the onerous/unfavorable contracts provision, €77.5 million is held in relation to a lease in Bjuv, Sweden. During the period the Company renegotiated its agreements with a third party for the use of a warehouse facility which is being leased by the Company until June 2040. As a consequence, the future rental income that the Company can expect to receive from subleasing the facility has declined significantly. Given the company currently anticipates the warehouse space will not be fully utilized by the Company or other third parties, the lease has been identified as being onerous.

The ability for the Company to offset the unavoidable costs associated with the unutilzed portion of the facility with future rental income is highly uncertain and difficult to accurately estimate. The provision has been assessed to be the best estimate of the net unavoidable costs based on the latest information available. This provision will be frequently reassessed by management and may change significantly over time.

Furthermore, as explained in note 9.2 an independent valuation of the lease identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. This provision will be utilized over the duration of the lease.

The remaining provision of €4.3 million relates to a service contract covering the same warehouse facility.

The increase in provisions has been recognized in the three months ended September 30, 2016. €47.3 million has been identified as relating to the net assets acquired from Findus on November 2, 2016 (see note 9.2), €30.3 million has been recognized within exceptional costs relating to supply chain reconfiguration and the remaining €4.4 million has been recognized as an integration cost within exceptional costs (see note 5).

Provisions relating to other taxes

The €33.7 million provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries of the Nomad Group.

Contingent consideration

As at September 30, 2016, provision for contingent consideration comprised of €8.3 million and €1.5 million relating to the acquisition of La Cocinera and the Lutosa brand respectively.

During the nine months period ended September 30, 2016, a €0.4 million charge has been recognized relating to the unwinding of discounting on deferred consideration for Findus Group acquisitions. €0.2 million was recognised on the abovementioned La Cocinera acquisition which occurred in Spain in April 2015. The consideration payable is dependent on specific future events and performance conditions being met. The payment is deferred until April 2020 but must be paid earlier if certain decisions are made by the Company. Another €0.2 million unwinding charge was recognized on the contingent consideration for the Frudesa brand which was acquired in Spain in 2011. In June 2016, contingent consideration for the Frudesa brand was settled at €8.0 million. There was negligible movement on the contingent consideration provided for the Lutosa brand, which was acquired in Belgium in 2014, and payable in 2019.

Other

Other provisions include €6.4 million (2015: €6.7 million) of potential obligations in Italy, €3.2 million for asset retirement obligations recognised as part of the Findus acquisition, €2.9 million professional fees in respect of the above mentioned tax investigations and other obligations from previous accounting periods.

13.	Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the period to September 30, 2016.

€m
Balance as of January 1, 2016	168.9
Actuarial loss on pension scheme valuations	44.7
Service cost	2.8
Net interest expense	2.9
Contributions by employer	(4.6)
Foreign exchange differences on translation	(2.0)

Balance as of September 30, 2016	212.7

The principal assumptions applied for the valuation at September 30, 2016 were the same as those applied at December 31, 2015, except for the Swedish and German plans which are the most significant in terms of plan assets and liabilities in the Company. The discount rate applied to the German defined benefits obligations decreased from 2.4% to 1.4%. The discount rate applied to the Swedish defined benefits obligations decreased from 2.8% to 2.15%.

14.	Share based payments

During 2015, the Company established a discretionary share award scheme, the LTIP, which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. However, it is the Committee’s current intention that Awards be granted only to Directors and senior management, whilst recognizing a separate annual Restricted Stock Award for Non-Executive Directors.

All Awards are to be settled by physical delivery of shares.

Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant.

The Non-Executive Directors restricted share awards, granted at a share price of $11.50 on December 7, 2015, vested on June 16, 2016 and were issued in July at a share price of $8.98. Of the total 34,780 number of shares vesting, 11,568 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.

The Non-Executive Directors restricted share awards granted on June 16, 2016, which consisted of 44,544 shares at a share price of $8.98, have not yet vested. The total charge within the Statement of Consolidated Profit or Loss for the three and nine months ended September 30, 2016 for stock compensation awards was €0.1 million and €0.4 million respectively.

Director and Senior Management Share Awards

On January 1, 2016 the Company reserved for issuance 6,500,000 restricted shares to the management team (the “Management Share Awards”), of which 5,402,000 have currently been allocated. Half of the awards are contingent upon achieving a benchmark market share price and if the benchmark is met, the shares for this portion of the awards will vest 50% over a two year period through January 1, 2018 and 50% over a four year period through January 1, 2020. The other half of the awards will vest on January 1, 2020 provided a cumulative EBITDA performance target is met over a four year period from January 1, 2016 to December 31, 2019. None of the shares have yet vested. The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three and nine months ended September 30, 2016 related to the management plan is €0.1 million and €0.4 million respectively.

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, expected exercise period and the payment of dividends by the Company. The inputs and assumptions underlying the Monte Carlo model were as follows:

September 30, 2016
Grant date price	$12.00
Exercise price	$0.00
Expected life of restricted share	3.02 – 4.00 years
Expected volatility of the share price	20.0%
Dividend yield expected	0.0%
Risk free rate	1.59%
Employee exit rate	10.0%
EBITDA Performance Target Condition	5.0%

Based on the assessment of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares as at the January 1, 2016 is $2.3 million (€2.1 million).

Share based compensation reserve

Share based compensation reserve €m
Balance as of January 1, 2016	0.1
Non-Executive Director restricted share awards charge	0.4
Directors and Senior Management share awards charge	0.4
Vesting of Non-Executive Director restricted shares	(0.3)

Balance as of September 30, 2016	0.6

15.	Capital reserve

Ordinary Shares

The Company issued 3,620,510 ordinary shares on January 12, 2016 as part of the Founder Preferred Shares dividend. 23,212 ordinary shares were issued in July 2016 as disclosed in Note 14 above.

	Shares		September 30, 2016 €m	December 31, 2015 €m
	September 30, 2016	December 31, 2015
Issued and fully paid:
Ordinary Shares	182,088,622	178,444,900	1,803.4	1,765.1
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6

			1,814.0	1,775.7

Cost of admission and issuance			(13.3)	(13.3)

Total capital reserve			1,800.7	1,762.4

16.	Founder Preferred Shares Annual Dividend Amount and Warrant Redemption Amount

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. Commencing with 2015, the Founder Preferred Share Annual Dividend Amount becomes payable once the Company’s volume weighted average ordinary share price is above $11.50 for any 10 consecutive trading days in the Company’s financial year.

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2015 were met. On January 12, 2016, the Company’s Board of Directors approved a share dividend (the “Founder Preferred Share Dividend”) of an aggregate of 3,620,510 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to the initial public offering price of $10.00 multiplied by 140,220,619 (the “Preferred Share Dividend Equivalent”). The Preferred Share Dividend Equivalent is equal to the number of ordinary shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million ordinary shares issued to the seller of the Iglo Group. The dividend price (“Dividend Price”) used to calculate the Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten trading days of 2015) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 12, 2016.

In future years, the Preferred Shares Annual Dividend amount will be calculated as 20% of the increase in market value of our ordinary shares compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts multiplied by the Annual Dividend Amount (currently $11.4824). The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the relevant numbers of ordinary shares are subject to such adjustments for share splits, share dividends and certain other recapitalisation events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad Foods’ Memorandum and Articles of Association.

Founder Preferred Shares Dividend Reserve €m
Balance as of January 1, 2016	531.5
Settlement of dividend through share issue	(38.1)

Balance as of September 30, 2016	493.4

Prior to June 1, 2015 the Founder Preferred Shares Annual Dividend Amounts were valued and recognized as a liability under IFRS 2. The fair value of the liability at each balance sheet date was valued using a Monte Carlo simulation and any difference in fair value was recorded as an expense through the Consolidated Statement of Profit or Loss. An expense of €492.6 million was recognized for the nine months ended September 30, 2015 only.

Upon completion of the acquisition of the Iglo Group on June 1, 2015, the Company intended that the Founder Preferred Shares Annual Dividend Amount would be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount as of June 1, 2015 of €531.5 million (the “Founder Preferred Shares Dividend reserve”) was classified as equity and no further revaluations will be required or recorded.

The remaining warrants that were issued by the Company in conjunction with its initial public offering in April 2014 were redeemed in the three months ended September 30, 2015 and a credit of €0.4 million was recognized in the Consolidated Statement of Profit or Loss.

17.	Contingent liabilities

The Iglo Group is currently in discussions with tax authorities and a third party in one of its markets regarding the treatment of the 2006 acquisition of the Iglo Group by the previous owners. The Company has an indemnity in respect of this tax issue. A related tax indemnification asset of €nil has been recognised as at September 30, 2016 (December 31, 2015: €nil.)

18.	Related parties

Mariposa Capital, LLC, an affiliate of Mr Franklin, and TOMS Capital LLC, an affiliate of Mr Gottesman, perform advisory services on behalf of the Company. The total fees and expenses incurred by them in the course of their duties for the three months ended September 30, 2016 and September 30, 2015 were €474,872 and €451,718 respectively. The total fees and expenses incurred by them in the course of their duties for the nine months ended September 30, 2016 and September 30, 2015 were €1,630,291 and €690,064 respectively.

Key management personnel comprise the Directors and executive Officers. The executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three months ended September 30, 2016 and September 30, 2015 were €53,297 and €62,975 respectively. Total non-executive Director fees and expenses for the nine months ended September 30, 2016 and September 30, 2015 were €158,666 and €73,137 respectively. In addition, certain non-executive Directors received grants under the LTIP as discussed in note 14. Some of these grants vested on June 16, 2016 and were exercised in July 2016.

19.	Subsequent events

There are no significant events to report at the time of signing these financial statements.